SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Regristrant’s principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF): 76.535.764/0001-43

BOARD OF TRADE (NIRE) 53 3 0000622 9

Publicly-Held Company

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

Pursuant to legal provisions and the company’s bylaws, the shareholders of Brasil Telecom S.A. (“Company”) are called on an Extraordinary Shareholders’ Meeting, to be held at the Company’s headquarters, at SIA SUL, ASP, LOTE D, BLOCO B, in the City of Brasília, Federal District, on July 31, 2009, at 02:30 p.m., to deliberate on the following Agenda:

1) Examine, discuss and decide on the Protocol of Merger and Justification of the Merger of Copart 2 Participações S.A., a company headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos, No. 425, 5th floor (part), Leblon, enrolled with the Taxpayers’ Registry (CNPJ/MF) No. 09,165,087/0001-21 (“Copart 2”), into the Company (“Protocol and Justification”);

2) Approve the appointment and engagement of Apsis Consultoria Empresarial Ltda., headquartered at Rua São José, 90—grupo 1,802, in the City of Rio de Janeiro, State of Rio de Janeiro, registered under CNPJ No. 27,281,922/0001-70 (“Apsis”), as the company responsible for preparing the valuation report, to book value, of the net worth of Copart 2 to be incorporated to the assets of the Company (“Valuation Report”), as well as for preparing the valuation report of the net worth of Copart 2 and of the Company, at market values, pursuant to Article 264 of Law No. 6,404/76 (“Valuation Report of the Company’s Net Worth at Market Value”).

3) Examine, discuss and deliberate on the Valuation Report and the Valuation Report of the Company’s Net Worth at Market Value, prepared by Apsis;

4) Deliberate on the proposal for the merger of Copart 2 into the Company, pursuant to Articles 224, 225 and 227 of Law No. 6,404/76, and according to the provisions established by the Protocol and Justification;

5) Approve the interruption of Level 1 Different Corporate Governance Practices of the Bovespa, since the minimum percentage of outstanding shares required by the Level 1 Regulations will no longer be met.

6) Discuss changes to the Company’s Bylaws to (i) eliminate the ban established by Paragraph 5 of Article 25 of the Company’s bylaws in connection to serving in more than one position, and (ii) agree that the Board of Directors be composed of 3 to 7 effective members and equal number of alternates;

GENERAL INFORMATION:

Pursuant to Article 135, Paragraph 3 of Law No. 6,404/76, the documents pertaining to the items of the agenda are available to shareholders’ at the Company’s headquarters and at the Company’s website www.brasiltelecom.com.br/ri. All documents pertaining to the items of the Agenda of this call notice have been sent to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and to the Comissão de Valores Mobiliários, or CVM, pursuant to Article 124, Paragraph 6 of Law No. 6,404/76 and CVM Instruction No. 319/99.

All powers of attorney must be deposited at the Company’s headquarters, at the care of the Legal Department, up to 2 business days before the Shareholders’ Meeting.

The participant shareholders of the fungible custody of registered shares, who wish to participate in this meeting, must deliver statement containing the corresponding equity interest, issued by the competent depositary institution, up to 2 business days before this Shareholders’ Meeting.

Rio de Janeiro, July 16, 2009.

José Mauro Mettrau Carneiro da Cunha

President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2009

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer